# BofI Holding, Inc.

Investor Presentation

Greg Garrabrants

President and Chief Executive Officer

**July 2013**

# Safe Harbor

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such



statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2012. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act

# Q3 Fiscal 2013 Financial Highlights

| Q3 2013 vs. Q3 2012 | Amount ($M or %) | Increase (%) |
|---|---|---|
| Asset growth | $683.6 | 30.0% |
| Deposit growth | $527.5 | 33.5% |
| Loan portfolio growth | $599.6 | 37.6% |
| Loan portfolio origination growth | $248.2 | 46.8% |
| Non-performing assets to total assets | 71 bps | -05 bps |
| Q3 Net Income | $10.4 | 34.8% |
| Diluted EPS | $0.74 | 27.6% |

**Return on Equity: 17.8%**

**Return on Assets: 1.45%**

# BofI is Consistently Ranked among the Best of the Biggest Thrifts by SNL Financial...

## 2012 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2012 (1-25)

| 2012 rank | 2011 rank | Company (ticker) | City, state | Score[1] | Total assets ($M) | ROAA (%) | ROATCE (%) | TBV/ share median 3-year growth (%) | Efficiency ratio (%) | NPLs/ loans (%) | NCOs/ avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 2 | BofI Holding Inc. (BOFI) | San Diego, CA | 154.986 | 2,874.3 | 1.44 | 17.72 | 14.33 | 38.05 | 1.11 | 0.29 |
| 2 | 1 | Malaga Financial Corp. (MLGF) | Palos Verdes Estates, CA | 142.629 | 851.1 | 1.41 | 13.64 | 11.60 | 34.99 | 0.22 | -0.01 |
| 3 | 3 | Hingham Institution for Savings (HIFS) | Hingham, MA | 138.676 | 1,205.9 | 1.15 | 15.05 | 12.80 | 40.6[illegible] | 0.63 | [illegible].03 |
| 4 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible].29 | [illegible] |
| 5 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible].55 | [illegible] |
| 6 | 34 | Meta Financial Group Inc. (CASH) | Sioux Falls, SD | 82.364 | 1,763.3 | 1.14 | 16.03 | 17.83 | 82.27 | 2.54 | 0.29 |
| 7 | 6 | Oritani Financial Corp. (ORIT) | Township of Washington, NJ | 81.633 | 2,809.7 | 1.29 | 6.73 | 0.10 | 37.04 | 1.56 | 0.15 |

**1 BofI Holding, Inc. (BOFI) CA 154.986 2,874.3 1.44 17.72 14.33 38.05 1.11 0.29**

**#1**

## 2011 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for calendar year 2011 (1-25)

| 2011 Rank | 2010 rank[1] | Company (ticker) | City, state | Score[2] | Total assets ($M) | ROAA (%) | ROATCE (%) | TBV/share median 3-year growth (%) | Efficiency ratio (%) | NPLs/ loans (%) | NCOs/ avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 1 | Malaga Financial Corp. (MLGF) | Palos Verdes Estates, CA | 144.60 | 827.2 | 1.36 | 14.55 | 13.20 | 34.82 | 0.22 | 0.00 |
| 2 | 2 | BofI Holding Inc. (BOFI) | San Diego, CA | 134.61 | 2,223.8 | 1.24 | 16.09 | 14.33 | 42.04 | 1.20 | 0.39 |
| 3 | 4 | Hingham Institution for Savings (HIFS) | Hingham, MA | 132.66 | 1,127.3 | 1.14 | 15.32 | 11.4[illegible] | 40.11 | 0.81 | 0.06 |
| 4 | 5 | Dime Community [illegible] | Brooklyn, NY | 126.12 | 4,021.2 | 1.16 | 16.26 | 10.18 | 41.64 | 2.02 | [illegible].17 |
| 5 | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| 6 | [illegible] | [illegible] | [illegible] Washington, NJ | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible].33 |
| 7 | 22 | Investors Bancorp Inc. (MHC) (ISBC) | Short Hills, NJ | 87.06 | 10,701.6 | 0.78 | 8.81 | 7.32 | 43.21 | 1.71 | 0.57 |
| 8 | 10 | ESB Financial Corp. (ESBF) | Ellwood City, PA | 86.74 | 1,964.8 | 0.81 | 11.26 | 8.90 | 53.64 | 2.04 | 0.18 |

**2 BofI Holding, Inc. (BOFI) CA 134.61 2,224 1.24 16.09 14.33 42.04 1.20 0.39**

**#2**

## 2010 The Best of the Biggest Thrifts

**The best of the biggest (part 1)**
The 100 largest public thrifts by asset size, ranked by financial performance for 12 months ended March 31, 2011 (1-25)

| 2010 Rank[1] | Company (ticker) | State | Score | Total assets ($M) | ROAA (%) | ROATCE (%) | TBV/ share 3-yr CAGR (%) | Efficiency ratio (%) | NPLs/ loans (%) | NCOs/ avg. loans (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | Malaga Financial Corp. (MLGF) | CA | 134.22 | 817 | 1.32 | 15.57 | 13.27 | 35.86 | 0.23 | 0.00 |
| 2 | BofI Holding Inc. (BOFI) | CA | 127.12 | 1,736 | 1.29 | 15.44 | 15.16 | 39.43 | 1.51 | 0.45 |
| 3 | New York Community Bancorp Inc. (NYB) | NY | 126.45 | 41,047 | 1.32 | 19.31 | 11.74 | 36.43 | 3.04 | 0.36 |
| 4 | Hingham Institution for Savings (HIFS) | MA | 117.18 | 1,033 | 1.09 | 15.06 | 10.19 | 41.86 | 0.80 | [illegible].02 |
| 8 | Kaiser Federal Financial Group Inc. (KFFG) | CA | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible].40 |
| 9 | Northwest Bancshares Inc. (NWBI)[5] | PA | 81.68 | 8,122 | 0.76 | 5.60 | 36.85 | 57.01 | 3.25 | 0.67 |

**2 BofI Holding, Inc. (BOFI) CA 127.12 1,736 1.29 15.44 15.16 39.43 1.51 0.45**

**#2**

Source: SNL Financial

# ...and is also a Top Performer among the Broader Universe of All Public Banks and Thrifts

| 2013 rank | 2012 rank | | Total assets ($000) | 2012 ROAE (%) | 2013 ROAA (%) | Non-interest income/total revenue (%) | Capital ratio (%) | Efficiency ratio (%) | Non-performing loans/total loans (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | N/A | HomeStreet, Seattle, WA | $2,631,230 | 39.18 | 3.43 | 79.45 | 19.31 | 61.50 | 12.80 |
| 2 | 239 | Independent Bank Corp., Ionia, MI | $2,023,876 | 22.85 | 1.12 | 40.68 | 14.71 | 77.59 | 2.24 |
| 3 | 3 | Republic Bancorp, Louisville, KY | $3,394,399 | 22.51 | 3.35 | 33.64 | 25.28 | 46.90 | 3.78 |
| 4 | 8 | BofI Holding, San Diego, CA | $2,874,322 | 17.30 | 1.49 | 22.30 | 14.60 | 38.15 | 1.16 |
| 5 | 87 | Meta Financial Group, Sioux Falls, SD | $1,763,270 | 17.21 | 1.21 | 53.12 | 22.23 | 84.41 | 2.54 |
| 6 | 1 | Bank of the Ozarks, Little Rock, AR | $4,040,207 | 16.68 | 2.04 | 25.29 | 19.36 | 48.59 | 0.34 |
| 7 | N/A | Pacific Premier Bancorp, Irvine, CA | $1,173,792 | 16.34 | 1.52 | 9.32 | 14.43 | 61.20 | 0.22 |
| 8 | 38 | Cardinal Financial Corp., McLean, VA | $3,039,187 | 16.02 | 1.70 | 41.06 | 13.04 | 51.37 | 0.42 |
| 9 | N/A | Monarch Financial Holdings, Chesapeake, VA | $1,215,446 | 15.81 | 1.25 | 68.78 | 12.05 | 79.93 | 0.33 |
| 10 | 132 | Provident Financial Holdings, Riverside, CA | $1,248,330 | 15.28 | 1.74 | 65.79 | 20.05 | 61.24 | 4.00 |

Source: ABA Banking Journal, May 2013

Note: Public banks and thrifts with total assets of $1-10 billion dollars

# BofI is a Top Quartile Performer Versus Bank Peer Group

The 93% on ROE means that the Bank outperformed 93% of all Banks. The 18% G&A ranking means that only 18% of Banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

| | BofI Federal Bank | Peer Group | Percentile |
|---|---|---|---|
| ROAA | 1.54% | 0.86% | 87% |
| Return on equity | 18.18% | 7.26% | 93% |
| G&A | 1.75% | 2.83% | 18% |
| Efficiency ratio | 38.17% | 67.56% | 7% |

Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended March 31, 2013
Source: Uniform Bank Performance Report (UBPR) as of March 31, 2013

# Our Business Model is More Profitable Because Our Costs are Lower

| *As % of average assets* | **BofI[1] (%)** | **Banks $1-$10bn[2] (%)** |
|---|---|---|
| Net interest income | 3.72 | 3.52 |
| Salaries and benefits | 0.88 | 1.53 |
| Premises and equipment | 0.14 | 0.37 |
| Other non-interest expense | 0.71 | 1.22 |
| **Total non-interest expense** | **1.73** | **3.12** |
| **Core business margin** | **1.99** | **0.40** |

1. BofI Federal Bank only for the three months ended 3/31/13 - the most recent data on FDIC website "Statistics on Depository Institutions Report" Excludes BofI Holding Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 3/31/13. Total of 447 institutions $1-$10 billion

# Corporate Profile and Vision

## Vision

**We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors**

## Key Facts

- $2.96 billion asset savings and loan holding company[1]
- 13-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in single branch location in San Diego, CA
- 293 employees ($10.1 million in assets per employee)[1]
- Market Capitalization of $720 million[2]

1. As of 03/31/13 2. As of 07/24/13 closing price of $52.70 per share

# Diversified Branchless Deposit Businesses

**Key Elements**

| Deposit | | Key Elements |
|---|---|---|
| Deposit | **Consumer direct internet brands** | • Demographically targeted brands<br>• Differentiated products with turn-down product options |
| Deposit | **Distribution Partners** | • Exclusive relationships with significant brands, groups, or employees<br>• Exclusive relationships with financial planners through BofI Advisor |
| Deposit | **Business banking** | • Business banking with full suite of cash management services |
| Deposit | **Specialty deposits** | • 1031 exchange firms<br>• Title and escrow companies<br>• HOA and property management<br>• IOLTA accounts |
| Deposit | **BIN sponsorship** | • Prepaid program managers with focus on large national programs |

BOFI HOLDING

# Distribution Partners

| Focus | Current Partner |
|---|---|
| Direct Marketing | Second Amendment Foundation; Audubon®; Golden Key International Honour Society (1977); APWU; OSFA The Strategic Financial Alliance; SIGMA Financial Corporation Member FINRA/SIPC; Center Street Securities – A Producers Equity Group Company; Sammons Securities Co.® Member FINRA and SIPC |
| Retail | Costco Wholesale |
| Event-Based Issuance | skylight financial; Westlake Financial Services® |

# Diversified and Improving Deposit Mix Including Rapidly Increasing Business Banking Deposits

## Diversified Deposit Base

Percent


Checking
25.1
CD's
49.8
17.7
Money Market
7.4
Savings

## Rapid Business Banking Deposit Growth

Dollars ($MM)


400
300
200
100
0
21
78
124
185
314
340
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
7/13

| | | | | | | |
|---|---|---|---|---|---|---|
| **# of accounts** | 170 | 351 | 620 | 921 | 1,481 | 1,623 |

Note: 100% of deposits equals $2,034MM

# Key Growth Areas

| Key Areas of Growth | Growth: 03/12-03/13 |
|---|---|
| Checking balance | 130.07% |
| MMS balance | 74.38% |
| Savings balance | -16.69% |
| CD balance | -11.79% |
| Transaction account balance | 92.53% |
| Gen Y (1978-1994) | 40.23% of accounts, 36.99% of account bal |
| Gen X (1965-1977) | 19.42% of accounts, 13.61% of account bal |

# Overview of Acquisition of Principal Bank Non-Trust Deposits

- Approximately $200MM dollar of deposits
- 10,000 accounts
  - 5,000 Checking
  - 3,000 Savings
  - 1,000 CDs
  - 1,000 Money Market
- No deposit premium
- Minimal transaction cost
- Affinity relationship negotiation ongoing

# BofI's Vision for Multi-Channel Customer Service and Transaction



Voice
ATM
Email
Direct Banker
Video
Chat

- Aggressive outbound
  - Segmented call lists based upon behavioral segmentation (e.g., usage)
- Utilization of third party and internal data
- Coordinated multichannel marketing
- Utilize third party infrastructure (e.g., ATMs to deposit cash and reload networks)
- Incorporate personalized elements (video, chat) into direct banker interactions
- Mobile and Remote RDC through IPhone and Android Application

# The Tipping Point for Consumer and Business Banking Customers

- Consumers are disenchanted with traditional banks
- Cost structure of business and consumer accounts are significant concerns
- Technology has removed final barriers to branchless banking (remote deposit capture, reload networks, enhanced ATMs for depositing of cash)
- Ubiquity of mobile and smart phones
- Consumers can feel connection and relationship via electronic media (phone, video, chat, social)

**Internet Banking/ New Preferred Method**


%
80
60
40
20
0
25
26
15
67
64
58
2008
2011
Ages 18-34
Ages 35-54
Ages 55+

Source: AllxPartners study, Nicklaus internal reports, SNL Financial, American Bankers Association and Wall Street Research

# Branch Transaction Activity Migrating to Mobile/Online Channels

## U.S. Banking Transactions by Channel (Billions)[1]



15% of transactions at branches
~85% of transactions non-branch
100
75
50
25
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013
Actual
Forecast
Mobile
Online
ATM
Call center
Branch

## U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

| | |
|---|---|
| **Deposit** | -7% to -9% |
| **Withdrawal** | -3% to -6% |
| **Check cashing** | -17% to -19% |
| **Total** | -4% to -5% |

1. Source: Tower Group; McKinsey & Co., Novantas.
2. Represents the average annual change measured in 2008-2011

# Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center

**Service Charges/Total Deposits (%)**



%
0.8
0.6
0.4
0.2
0.0
0.65
0.40
2002
2012

**Cost Per Transaction**



$
4
3
2
1
0
3.97
0.59
0.56
0.10
Branch
ATM
Online/ mobile
Call center

Source: FDIC; Baird estimates; PNC population

# Branch Traffic has Declined Approximately 4.0% per Year for an Aggregated Decline of 90% Over the Last 16 Years

**Average Branch Monthly Volume – Teller Transactions**



Thousands
15
10
5
0
13.0
11.4
10.1
8.1
6.4
~4.0% CAGR
1995
2000
2005
2010
2013

*"Branch foot-traffic is plummeting and branches are largely idle, except for the activities of the employees"*

*"Check writing declines 6-10% per year"*

– Bob Meara, Analyst, Celent

Source: FMSI 2013 Teller Line Study

# Branch Banks Cannot Cost Effectively Serve Most Customers


Segment 5 ($500K+ D&I)
Segment 4 ($100-$500K D&I)
Segment 3 ($25-$100K D&I)
Segment 2 ($5K-$25K D&I)
Segment 1 (<$5K D&I)
8
19
21
20
32
12
19
23
23
23
United States
Chase
>30% of Chase households have >$100K in D&I and make up ~55% of revenue
Of the remaining 70%, Chase has publically stated that 70% are not profitable

Source: MacroMonitor 2010 Survey of the U.S. households, U.S. Census Bureau; Chase data post implementation of Durbin Amendment

# Primary Business – Lending

- **Lending**
  - **Single family**
    - **Gain-on-sale Mortgage Banking**
      - Internet and affinity lead sources
      - Self-service operation
      - Low-fixed costs
    - **Wholesale Jumbo**
      - High-end portfolio lender
        - "Common Sense" underwriting
        - Quarter to date average LTV of 58%
    - **Warehouse Lending**
      - Product provides vertical integration and strengthens mortgage banking relationships
  - **Multifamily**
    - **Retail**
    - **Wholesale**
      - High quality originators with average experience of 15+ years
      - Call center based originators
      - Highly ranked website - apartmentbank.com
      - 12-year history as portfolio bank
      - High credit quality
      - Quarter to date average LTV of 62% and DSCR of 1.60%
  - **C&I Lending**
    - **Lender Finance**
      - Real estate and tax lien secured
      - Consumer receivable secured
    - **Healthcare Finance**
      - Lower and middle market asset-based lending (healthcare receivables)
      - Selected Health Care Real Estate
    - **Factoring**
      - Insurance company secured receivables
      - Healthcare receivables
      - Other high credit quality receivables
    - **Bank Loans**
      - Syndicated cash-flow loans

# Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

## Loan Portfolio – End of Last Five Quarters


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,595,704
1,720,563
1,912,999
2,155,306
2,195,331
Q3 2012
Q4 2012
Q1 2013
Q2 2013
Q3 2013

| Average Loan to Value | | | | | | |
|---|---|---|---|---|---|---|
| | **Multifamily** | 54% | 54% | 55% | 55% | 55% |
| | **Single family** | 54% | 54% | 54% | 54% | 54% |

# Non-Interest Income Is Diversified With Significant Growth Outside of Single Family Agency Mortgage Banking

| *$ in thousands* | FY 2013 Q3 |
|---|---|
| • Mortgage loan sales | |
| − Single family agency eligible | $3,081 |
| − Single family jumbo (TPO) | $1,077 |
| − Multifamily | $1,050 |
| • Other sales – lending programs and structured settlements | $113 |
| • Prepaid card fees | $90 |
| • Deposit, C&I lending and other fees | $610 |
| **Non-interest income, excluding securities and mortgage prepayment penalties** | **$6,021** |

# Moderate Reduction in Single Family Agency Production From Prior Quarter Compensated By Other Loan Production Areas

Loan Pipeline –Last Four Quarters and Current



C&I has significant potential for increasing production
$MM
600
400
200
0
468
90
253
125
367
57
217
93
489
77
66
250
96
473
84
106
204
79
595
119
118
284
74
FY Q1 2013
FY Q2 2013
FY Q3 2013
FY Q4 2013
7/25/2013
C&I
Multifamily
Jumbo
Single Family Agency

# Loan Origination Group Production Year-Over-Year And Current Pipeline

| *($ Millions)* | FY Q3-2013 Production | FY Q3-2012 Production | Pipeline[1] |
|---|---|---|---|
| Single Family – Gain on Sale | $231.9 | $119.7 | $74.2 |
| Single Family – Jumbo Portfolio | 97.4 | 118.2 | 283.8 |
| Multifamily – Portfolio | 68.2 | 57.4 | 117.6 |
| C&I[2] | 71.8 | 12.4 | 119.0 |
| **Total** | **$469.3** | **$307.7** | **$594.6** |

1. Applications in as of 7/25/13 2. Includes C&I - Single Family Lender Finance of $55.1 and $4.1 million for Q3 2013 and 2012, respectively

# Best-in-Class Asset Quality

**Non-current (30 days+) loans to total loans[1]**



(%)
4
3
2
1
0
2.60
0.83
BofI[1]
Banks $1-10 bn

**Assets in non-accrual to total assets[1]**



(%)
4
3
2
1
0
1.24
0.65
BofI[1]
Bank $1-10 bn

1. As reported in FDIC SDI report at 3/31/13. Total of 447 institutions included in the $1-$10 billion group

# Loan Diversity – March 31, 2013


Loan Portfolio[1]
100% = $2,231 Million
Factoring
6%
Consumer and
Other
1%
Home Equity
1%
SF - Residential
50%
Multifamily
34%
CRE
1%
C&I - SF Lender
Finance
5%
C&I
2%

1. Gross loans before premiums, discounts and allowances

# Investment Summary

- Full service branchless banking platform with structural cost advantages vs. traditional banks
- Superior growth and ROE relative to large and small competitors
- Solid track record of allocating capital to businesses with best risk-adjusted returns
- New business initiatives will generate incremental growth in customers, loans and profits
- Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks

# Contact Information

## COMPANY

**Greg Garrabrants, President and CEO**

BofI Holding, Inc.

investors@bofi.com
www.bofiholding.com

## Investor Relations

**Mark A. McPartland, Senior Vice President**

MZ Group

Phone: +1-646-593-7140

Mobile: +1-910-297-6442

markmcp@mzgroup.us

www.mzgroup.com